Merger of Cardinal Fund:

On October 27, 2000, the net assets of the Cardinal Fund were exchanged in a tax-free conversion for shares of the Quality Growth Fund. The transaction was accounted for by a method followed for tax purposes in a tax-free business combination. The following is a summary of shares issued, net assets converted, net asset value per share issued and unrealized appreciation and depreciation of assets acquired as of the conversion date (amounts in thousands except per share amounts):


		Shares     	Net Assets      Net Asset      Unrealized
		Issued	     Converted      Value             Appreciation

	Cardinal Class A    13,509	   $198,732       $14.71	     $124,168
	Cardinal Class C           71   $1,017           $14.39            $(73)
	Cardinal Inst.              220    $3,279          $14.93            $7,101